SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of October, 2005
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP PLC Announces Proposals to
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                                Redenominate  Share Capital into U.S. Dollars
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
For Immediate Release
Contact:       Michael Perman, Group Company Secretary
               and Head of Investor Relations
Phone:         + 44 (0) 207 065 3942 (U.K.)
Contact:       Doug Kidd, Managing Director, Corporate Communications
Phone:         +1 404 479 2922 (U.S.)

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                  AMVESCAP Announces Proposals to Redenominate
                         Share Capital Into U.S. Dollars

London--October 4, 2005-- AMVESCAP PLC has today dispatched a circular to its shareholders seeking approval to redenominate its share capital from sterling into U.S. dollars. The necessary shareholders meetings will be held on November 1, 2005.

AMVESCAP, as a U.K. public company, has always reported its results in sterling. The majority of the Group's revenues, assets and liabilities are, however, denominated in U.S. dollars. From 2006 (and in respect of the financial year ending December 31, 2005), AMVESCAP intends to present the Group's results in U.S. dollars to mitigate the impact of foreign exchange movements on reported earnings. As part of this process it would be advantageous to redenominate the Company's ordinary share capital into U.S. dollars in order to be consistent with the functional currency of the majority of its main operating subsidiaries.

Under the proposals being put to shareholders:
o All Shareholders will have the same number of shares after the redenomination as they had before; o The AMVESCAP share price will continue to be quoted in sterling; o AMVESCAP shares will continue to be traded on the London Stock Exchange; o The change will not reduce AMVESCAP's assets, liabilities or overall shareholders' funds; o Shareholders' rights to vote will not be affected; and o Dividends will continue to be paid in sterling.
A copy of the circular describing these proposals in full can be found on the Company Web site at www.amvescap.com.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, AIM Trimark, INVESCO, INVESCO PERPETUAL and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of retail and institutional products for clients around the world. The company is listed on the London, New York and Toronto stock exchanges with the symbol "AVZ." Additional information is available at www.amvescap.com.

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  4 October, 2005                   By   /s/  Michael S. Perman
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary